

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 21, 2006

Karen R. Osar
Executive Vice President and Chief Financial Officer
Chemtura Corporation
199 Benson Road
Middlebury, Connecticut 06749

>   **Re: Chemtura Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Forms 10-Q for the Fiscal Quarters Ended March 31, 2006, June 30,**
>   **2006 and September 30, 2006**
>   **File No. 1-15339**

Dear Ms. Osar:

We have completed our review of your Form 10-K and related filings and have no further comments at this time, except for the futures comment noted in the following paragraph.

We note from your summary of the items included in other expense (income), net that you have classified $4.3 million for the settlement of a contractual matter in non-operating during the nine-months ended September 30, 2006. Please reclassify this item within operating profit (loss) in your 2006 Form 10-K, if this contractual matter relates to the operations of your business. Otherwise, include sufficient disclosure in future filings that sufficiently explains why this contractual matter is not related to the operations of your business.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief